UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BioLineRx Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share**

(Title of Class of Securities)

00973E409

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the ordinary shares of the Issuer. CUSIP number 00973E409 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The Nasdaq Capital Market under the symbol “BLRX.” Each such American Depositary Share represents fifteen (15) ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00973E409

1.	Names of Reporting Persons.

Mitchell P. Kopin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	19,132,860

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	19,132,860

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,132,860 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.2% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	00973E409

1.	Names of Reporting Persons.

Daniel B. Asher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	19,132,860

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	19,132,860

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,132,860 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.2% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	00973E409

1.	Names of Reporting Persons.

Intracoastal Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	19,132,860

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	19,132,860

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,132,860 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.2% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 5, 2020 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

(e) CUSIP Number

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 00973E409 has been assigned to the ADSs.

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2020, each of the Reporting Persons may have been deemed to have beneficial ownership of 19,132,860 Ordinary Shares, which consisted of (i) 12,857,145 Ordinary Shares issuable upon an exercise of a warrant held by Intracoastal (“Intracoastal Warrant 1”) and (ii) 6,275,715 Ordinary Shares issuable upon an exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”), and all such Ordinary Shares represented beneficial ownership of approximately 5.2% of the Ordinary Shares, based on (1) 349,169,545 Ordinary Shares outstanding as of December 30, 2020 as reported by the Issuer, plus (2) 12,857,145 Ordinary Shares issuable upon an exercise of Intracoastal Warrant 1 and (3) 6,275,715 Ordinary Shares issuable upon an exercise of Intracoastal Warrant 2. The foregoing excludes 2,750,010 Ordinary Shares issuable upon an exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”) because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 21,882,870 Ordinary Shares.

(c) Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote:         0    .

(2) Shared power to vote or to direct the vote:        19,132,860     .

(3) Sole power to dispose or to direct the disposition of         0    .

(4) Shared power to dispose or to direct the disposition of      19,132,860    .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2021

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager